PRESS RELEASE – June 7, 2011

All amounts expressed in US$ unless otherwise indicated

Barrick offer for Equinox – Additional shares acquired

Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick” or “the Company”) and its wholly-owned subsidiary, Barrick Canada Inc. (the “Offeror”), announced today that an additional 24,515,589 common shares (the “Equinox Shares”) of Equinox Minerals Limited (TSX: EQN) (ASX: EQN) (“Equinox”) representing approximately 3% of the outstanding Equinox Shares on a fully diluted basis have been taken up under the offer (the “Offer”) by the Offeror to acquire all of the Equinox Shares at a price of C$8.15 per Equinox Share. The Offeror has now acquired 753,210,694 Equinox Shares pursuant to the Offer. Barrick and its affiliates now collectively own 771,408,747 Equinox Shares, representing approximately 88% of the outstanding Equinox Shares on a fully diluted basis.

The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on June 14, 2011, unless further extended. Barrick will take-up and pay for any Equinox Shares validly tendered pursuant to the Offer within three business days of such tender. The Offeror intends to acquire all Equinox Shares not tendered to the Offer following its expiry pursuant to a compulsory acquisition or a subsequent acquisition transaction.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or an invitation to sell, any of the securities of Equinox. Such an offer is only made pursuant to the Offer and take-over bid circular, the letter of transmittal, the notice of guaranteed delivery and other related offer materials which the Offeror has filed with the Canadian securities regulatory authorities and mailed to holders of Equinox Shares. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Equinox Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Furthermore, the information contained in this press release does not constitute financial product advice. It has been prepared without reference to the investment objectives, financial situation, taxation situation and particular needs of any individual Equinox Shareholder. Equinox Shareholders should consider consulting with their investment, financial, taxation or other professional advisor before taking any action in relation to their investment in Equinox.

The Offeror is a wholly-owned subsidiary of Barrick. Its registered office is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Ontario, M5J 2S1. To obtain a copy of the report filed with the Canadian securities regulatory authorities relating to the acquisition by the Offeror of Equinox Shares pursuant to the Offer, contact the individuals listed below.

Notice to Shareholders in the United States

The Offer is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

BARRICK GOLD	1	PRESS RELEASE

Notice to Shareholders in Australia and CDI Holders

The Offer is not regulated by Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia), but rather pursuant to the applicable requirements of Canadian securities laws. Australian Shareholders and holders of Equinox Shares represented by CHESS Depositary Interests should be aware that these requirements may be different to those which apply to a takeover offer regulated by Australian law.

BARRICK INVESTOR CONTACT: Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	BARRICK MEDIA CONTACT: Andy Lloyd Senior Manager, Communications Tel: (416) 307-7414 Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as fuel and electricity); inaccuracies or material omissions in Equinox’s publicly available information or the failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information; the ability of the Company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere; operating or technical difficulties in connection with mining or development activities; availability and costs associated with mining inputs and labor; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

BARRICK GOLD	2	PRESS RELEASE